Gogoro Releases Second Quarter 2025 Financial Results, Gogoro Continues on Its Path Towards Profitability TAIPEI, TAIWAN, AUGUST 12, 2025 – Gogoro Inc. (“Gogoro,” “the Company” or “We”) (Nasdaq: GGR), a global technology leader in battery swapping ecosystems that enable sustainable mobility solutions for cities, today released its financial results for its second quarter ended June 30, 2025. ▪ We affirm our commitment to ongoing strategic streamlining of products and solutions. ▪ Streamlining has substantially increased our operating cash flow to $15.2 million in the first half of 2025 from $4.8 million in the same period in 2024. ▪ Cost savings initiatives are trending according to plan with approximately $11 million in operating expenses saved in the first half compared with the same period of 2024. Second Quarter 2025 Business Update and Outlook ▪ Macroeconomic trends including uncertainty regarding global trade and overall consumer confidence in Taiwan, have resulted in overall two-wheel market reduction. Despite these challenges to top line revenue, we continue to deliver improved non-IFRS bottom line results. ▪ Product development continues as planned — a new vehicle will be launched in the third quarter as well as an all new vehicle platform in 2026. New battery pack developments are underway to meet aggressive cost targets, and increasing applications for second-life uses of battery packs are being identified with partners. ▪ International markets are showing positive signs — increased demand for Gogoro solutions in Korea for B2B applications, substantial government policy pronouncements in Vietnam indicating tailwinds for electrification of the two-wheeler market and good progress is being made toward the establishment of our joint venture with Castrol in Vietnam. Second Quarter 2025 Financial Summary ▪ Revenue of $65.8 million, down 18.7% year-over-year and down 22.5% on a constant currency basis. ▪ Battery swapping service revenue of $37.6 million, up 8.5% year-over-year and up 3.2% on a constant currency basis. ▪ Sales of hardware and others revenue of $28.2 million, down 39.1% year-over-year and down 41.8% on a constant currency basis. ▪ Gross margin of 0.3%, down from 5.2% in the same quarter last year primarily due to our ongoing battery pack upgrades. Non-IFRS gross margin of 17.0%, up 3.5% year-over-year. ▪ Net loss of $26.5 million as compared to a net loss of $20.1 million in the same quarter last year. Exhibit 99.1 1

▪ Adjusted EBITDA of $12.5 million, up from $12.0 million in the same quarter last year. “We saw an uptick in both non-IFRS gross margin and operating cash flow for the first half of 2025, so we are starting to see the positive impact of our strategic efforts. We have right-sized the organization, stayed agile, while continuing our investments in innovation, all of which give us confidence in our ability to achieve our operational goals,” said Henry Chiang, interim CEO of Gogoro. “We successfully introduced our newest product, EZZY, and also introduced a new Gogoro Network Energy rate plan this quarter, all of which give us an improved outlook for the second half of 2025. We remain focused on execution and cost discipline, while continuing to invest in innovation and new product development." “Second quarter revenue was impacted by the later-than-expected launch of EZZY, but we are still tracking to achieve full-year revenue at the low-end of our guided range. We are seeing the bottom-line impact of the structural changes and cost-savings initiatives we have implemented over the last three quarters,” said Bruce Aitken, CFO of Gogoro. “Non-IFRS gross margin and operating cash flow both showed improvements in the first half of 2025 and our second half sales and revenue are expected to be higher than the first half based on historical experience. We remain focused and reaffirm our longer-term financial forecasts for 2026-2028.” Second Quarter 2025 Financial Overview Operating Revenues For the second quarter, the total revenue was $65.8 million, down 18.7% year-over-year and down 22.5% year-over-year on a constant currency basis1. Had foreign exchange rates remained constant with the average rate of the same quarter last year, revenue would have been down by an additional $3.1 million. ▪ Battery swapping service revenue for the second quarter was $37.6 million, up 8.5% year-over- year, and up 3.2% year-over-year on a constant currency basis1. Total subscribers at the end of the second quarter was 648,000, up 7% from 608,000 subscribers at the end of the same quarter last year. The year-over-year increase in battery swapping service revenue was primarily due to our larger subscriber base compared to the same quarter last year and the high retention rate of our subscribers. We continue to see the strength of our subscription-based business model which enables us to accumulate more customers to maximize our battery swapping network efficiency. ▪ Sales of hardware and other revenue for the second quarter was $28.2 million, down 39.1% year- over-year, and down 41.8% year-over-year on a constant currency basis1. The year-over-year decrease in sales of hardware and other revenues was driven by a 54.3% decrease in vehicle sales volume on a year-over-year basis primarily due to the delayed launch of the new vehicle, EZZY. In addition, demand was impacted by broader macroeconomic headwinds in Taiwan, including a slowdown in consumer spending, an 11% drop in motorcycle retail sales, and a decline in consumer confidence to its lowest level since April 2024. We believe a portion of these delayed sales will shift into subsequent quarters as market conditions stabilize and our new product gains traction. Gross Margin 2

For the second quarter, gross margin was 0.3%, down from 5.2% in the same quarter last year while non- IFRS gross margin1 was 17.0%, up from 13.5% in the same quarter last year. The decrease in gross margin was primarily driven by a combination of factors: (i) a $4.4 million increase in costs associated with our battery upgrade initiatives, including derecognition expenses on components removed from battery packs and other directly attributable costs, (ii) higher excess capacity costs due to reduced sales volume, and (iii) a partial offset from lower depreciation expenses resulting from the impairment recognized in the last quarter of 2024. The increase in non-IFRS gross margin was primarily driven by lower depreciation across our entire install base of battery packs from increased network efficiency as well as the extended lifespan of upgraded batteries and improvements in other operational efficiencies. Gogoro was founded as an innovative energy business and we continue to invest heavily in growing and updating our Gogoro Network by deploying new GoStations, battery packs, and software updates. Over the last three years, we have invested approximately $100 million in capital expenditure annually. Additionally, in the past few quarters, we have been undertaking a program to carry out one-time, voluntary upgrades on certain battery packs which are expected to continue through 2025. These upgrades provide multiple benefits — more efficient deployment of our resources than replacing battery packs, increasing lifetime capacity of each battery pack (including extending its second mobility use-case useful life) and solidifying the extra lifetime capacity of each battery pack to validate our second-life thesis. These upgrades are expected to create economic benefits in the long run but will lead to a short-term reduction in our gross margin as we continue carrying out these upgrades. We expect our cash position, gross profit and gross margin will continue to be impacted by the costs of these upgrades during 2025. In order to improve our overall customer experience and to extend battery life, we plan to continue upgrading a substantial quantity of our battery packs which are already in circulation and we will improve designs of our battery packs to make them even more rugged, safer and long-lasting. Net Loss For the second quarter, net loss was $26.5 million, representing an increase of $6.4 million from a net loss of $20.1 million in the same quarter last year. The increase in net loss was primarily due to an unfavorable change of $6.3 million in the fair value of financial liabilities associated with outstanding earnout shares, earn-in shares and warrants, which is mainly due to the Gogoro stock price declining to a lesser extent when compared to the same quarter last year, the decrease of $4.0 million in gross profit, and a $1.5 million increase in foreign exchange loss. These were partially offset by the decrease of $5.1 million in operating expenses. The decrease in operating expenses was mainly due to (i) lower variable marketing and promotional expenses resulting from reduced sales volume, (ii) savings in research and development expenses by focusing the vehicle business on a streamlined product portfolio, which allowed for the reduction of certain development programs, (iii) lower payroll driven by organizational efficiency, and (iv) a $3.1 million reduction in share-based compensation. Adjusted EBITDA For the second quarter, adjusted EBITDA1 was $12.5 million, representing an increase of $0.5 million from $12.0 million in the same quarter last year. The increase was primarily due to a $3.3 million reduction in operating expenses (excluding share-based compensation, depreciation and amortization, and Exhibit 99.1 3 1 This is a non-IFRS measure, see Use of Non-IFRS Financial Measures for a description of the non-IFRS measures and Reconciliation of IFRS Financial Metrics to Non-IFRS for a reconciliation of the Company’s non-IFRS financial measures to their most directly comparable IFRS measures.

impairment charges) resulting from various cost-saving initiatives, a $0.5 million increase in non- operating income, and $0.3 million decrease in share of loss of investments accounted for using equity method. The increase was partially offset by a $1.5 million increase in foreign exchange loss and a $2.1 million decrease in non-IFRS gross profit (excluding share-based compensation, and depreciation and amortization) compared to the same quarter last year. Liquidity In the first half of 2025, we incurred an operating cash inflow of $15.2 million, compared to an operating cash inflow of $4.8 million in the same period of 2024, primarily due to cost reductions from organizational restructuring, improved expense efficiency, and favorable changes in operating assets and liabilities. During the second quarter ended June 30, 2025, we drew down NT$2.0 billion (approximately $68.3 million) in new long-term borrowings to enhance liquidity and strengthen our financial structure in preparation for potential market uncertainties. With a cash balance of $92.0 million at the end of the second quarter of 2025, and the additional credit facilities that are available to us, we believe we have sufficient sources of funding to meet our near-term business growth objectives. 2025 Guidance We anticipate the Taiwan two-wheeler market in 2025 to be more subdued than in 2024. Due to the later- than-expected launch of EZZY, our revenues are likely to come in at the low-end of the previously provided range of $295 million to $315 million. We estimate that approximately 95% of such full-year revenue will be generated from the Taiwan market. Our gross margin may be continuously negatively impacted in the short term because of our ongoing and accelerated battery upgrade initiatives which are expected to be completed by the end of 2025. Conference Call Information Gogoro’s management team will hold an earnings webcast on August 12, 2025, at 8:00 a.m. Eastern Time to discuss the Company’s second quarter 2025 results of operations and outlook. Investors may access the webcast, supplemental financial information and investor presentation at Gogoro’s investor relations website (https://investor.gogoro.com) under the “Events” section. A replay of the investor presentation and the earnings call script will be available 24 hours after the conclusion of the webcast and archived for one year. About Gogoro Founded in 2011 to rethink urban energy and inspire the world to move through cities in smarter and more sustainable ways, Gogoro leverages the power of innovation to change the way urban energy is distributed and consumed. Recognized by Fortune as a “Change the World 2024” company; Fast Company as “Asia-Pacific’s Most Innovative Company of 2024”; Frost & Sullivan as the “2024 Global Company of the Year for battery swapping for electric two-wheel vehicles”; and, MIT Technology Review as one of “15 Climate Tech Companies to Watch” in 2024, Gogoro’s battery swapping and vehicle platforms offer a smart, proven, and sustainable long-term ecosystem for delivering a new approach to urban mobility. Gogoro has quickly become an innovation leader in vehicle design and electric propulsion, smart battery design, battery swapping, and advanced cloud services that utilize artificial intelligence to manage battery charging and availability. The challenge is massive, but the 4 opportunity to disrupt the status quo, establish new standards, and achieve new levels of sustainable transportation growth in densely populated cities is even greater. For more information, visit www.gogoro.com/news and follow Gogoro on Twitter: @wearegogoro. Forward-Looking Statements This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements generally relate to future events or Gogoro's future financial or operating performance. In some cases, you can identify forward-looking statements because they contain words such as "may," "will," "should," "expects," "plans," "anticipates," "going to," "could," "intends," "target," "projects," "contemplates," "believes," "estimates," "predicts," "potential" or "continue" or the negative of these words or other similar terms or expressions that concern Gogoro's expectations, strategy, priorities, plans or intentions. Forward-looking statements in this communication include, but are not limited to, statements in the section entitled, "2025 Guidance," such as estimates regarding Taiwan two- wheeler market and Gogoro's revenue and gross margin; statements in the section entitled, "Second Quarter 2025 Business Update and Outlook," such as Gogoro's product development plan; statements by Gogoro's interim chief executive officer and chief financial officer, such as Gogoro's future business plan and growth strategies, Gogoro's outlook for the second half of 2025 and future profitability; and Gogoro's battery pack upgrade initiatives (and its expected costs and benefits). Gogoro’s expectations and beliefs regarding these matters may not materialize, and actual results in future periods are subject to risks and uncertainties that could cause actual results to differ materially from those projected, including risks related to macroeconomic factors including inflation and consumer confidence, risks related to the Taiwan scooter market, risks related to political tensions, Gogoro’s ability to effectively manage its growth, Gogoro’s ability to launch and ramp up the production of its products, control its manufacturing costs and manage its supply chain issues, Gogoro’s risks related to ability to expand its sales and marketing abilities, Gogoro’s ability to expand effectively into new markets, foreign exchange fluctuations, Gogoro’s ability to develop and maintain relationships with its partners, risks related to probable defects of Gogoro’s products and services and product recalls, regulatory risks and Gogoro’s risks related to strategic collaborations, risks related to the Taiwan market, India market, Philippines market and other international markets, alliances or joint ventures including Gogoro’s ability to enter into and execute its plans related to strategic collaborations, alliances or joint ventures in order for such strategic collaborations, alliances or joint ventures to be successful and generate revenue, the ability of Gogoro to be successful in the B2B market, risks related to Gogoro's ability to achieve operational efficiencies, Gogoro's ability to raise additional capital, the risks related to the need for Gogoro to invest more capital in strategic collaborations, alliances or joint ventures, risks relating to the impact of foreign exchange and the risk of Gogoro having to adjust the accounting treatment associated with its joint ventures. The forward-looking statements contained in this communication are also subject to other risks and uncertainties, including those more fully described in Gogoro's filings with the Securities and Exchange Commission (“SEC”), including in Gogoro’s Form 20-F for the year ended December 31, 2024, which was filed on March 31, 2025 and in its subsequent filings with the SEC, copies of which are available on the SEC's website at www.sec.gov. The forward-looking statements in this communication are based on information available to Gogoro as of the date hereof, and Gogoro disclaims any obligation to update any forward-looking statements, except as required by law. Exhibit 99.1 5

Condensed Consolidated Financial Statements The condensed consolidated financial statements are unaudited and have been prepared in accordance with the International Financial Reporting Standards (collectively, “IFRS”) issued by the International Accounting Standards Board and regulations of the U.S. Securities and Exchange Commission (“SEC”) for interim financial reporting. The Company’s condensed consolidated financial statements reflect all normal adjustments that are, in our opinion, necessary to provide a fair statement of results for the interim periods presented, including the accounts of the Company and entities controlled by Gogoro Inc. The audited consolidated financial statements may differ materially from the unaudited condensed consolidated financial statements. Our audited financial statements for the full year ending December 31, 2025 will be included in the Company's Annual Report on Form 20-F for the year ending December 31, 2025. Accordingly, these condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and related notes for the year ended December 31, 2024 included in the Company’s Annual Report on Form 20-F filed with the SEC on March 31, 2025, which provides a more complete discussion of the Company’s accounting policies and certain other information. The condensed consolidated financial statements may include selected updates, notes and disclosures if there are significant changes since the date of the most recent annual report on Form 20-F which included the audited financial statements of the Company. Use of Non-IFRS Financial Measures This press release and accompanying tables contain certain non-IFRS financial measures including foreign exchange effect on operating revenues, non-IFRS gross profit, non-IFRS gross margin, non-IFRS net loss, EBITDA and adjusted EBITDA. Foreign exchange ("FX") effect on operating revenues. We compare the dollar amount and the percent change in the operating revenues from the current period to the same period last year using constant currency disclosure. We present constant currency information to provide a framework for assessing how our underlying revenues performed excluding the effect of foreign currency rate fluctuations. To present this information, current period operating revenues for entities reporting in currencies other than USD are converted into USD at the average exchange rates from the equivalent periods last year. Non-IFRS Gross Profit and Gross Margin. Gogoro defines non-IFRS gross profit and gross margin as gross profit and gross margin excluding share-based compensation, battery upgrade initiatives and battery swapping service rebate. Share-based Compensation. Share-based compensation consists of non-cash charges related to the fair value of restricted stock units awarded to employees and stock options granted to certain directors, executives, employees and others providing similar services. We believe that the exclusion of these non- cash charges provides for more accurate comparisons of our operating results to our peer companies due to the varying available valuation methodologies, subjective assumptions and the variety of award types. In addition, we believe it is useful to investors to understand the specific impact of share-based compensation on our operating results. Non-IFRS Net Loss. Gogoro defines non-IFRS net loss as net loss excluding share-based compensation, the change in fair value of financial liabilities including revaluation of change in fair value of earnout, 6 earn-in and warrants associated with the merger of Poema, battery upgrade initiatives, and battery swapping service rebate. These amounts do not reflect the impact of any related tax effects. EBITDA. Gogoro defines EBITDA as net loss excluding interest expense, net, provision for income tax, depreciation, and amortization. These amounts do not reflect the impact of any related tax effects. Adjusted EBITDA. Gogoro defines Adjusted EBITDA as EBITDA excluding share-based compensation, the change in fair value of financial liabilities including revaluation of change in fair value of earnout, earn-in and warrants associated with the merger of Poema, battery upgrade initiatives, battery swapping service rebate, and impairment charges. These amounts do not reflect the impact of any related tax effects. Battery Upgrade Initiatives. As we perform certain voluntary upgrades to our battery packs, this charge represents the (i) derecognition expense on components removed from the battery pack, which we do not expect to generate any future benefits from its disposal and (ii) battery pack retrieval and other directly attributable costs incurred during the battery upgrades. We will only upgrade battery packs in instances where the value created exceeds the cost of the upgrade. The program will improve batteries' capacity and extend the remaining useful life of certain battery packs. The derecognition expense and the retrieval and other costs are recorded under Cost of Revenues in the Condensed Consolidated Statements of Comprehensive Loss. We exclude such expenditures for purposes of calculating certain non-IFRS measures because these charges do not reflect how management evaluates our operating performance. The adjustments facilitate a useful evaluation of our operating performance and comparisons to past operating results and provide investors with additional means to evaluate our profitability trends. We expect the derecognition expense and retrieval and other costs to recur in future periods as incurred during the implementation phase of the battery upgrade program. Battery Swapping Service Rebate. We voluntarily offered one-time subscription fee discounts to certain subscribers of Gogoro Network who experienced unusual and infrequent service inconveniences associated with a minor voluntary vehicle recall and battery upgrade, and such battery swapping service rebates are recorded as contra-revenue. We have excluded the impacts of such rebates from our non-IFRS metrics to allow investors to better understand the underlying operation results of the business and to facilitate comparison of current financial results with historical financial results and our peer group companies' financial results. Impairment charges. Non-cash impairment charges, primarily associated with adjustments to the carrying values of certain machinery equipment which is currently underutilized. The process of evaluating the potential impairment of long-lived assets under the accounting guidance on property, plant and equipment is subjective and requires judgment. We exclude impairment charges for purposes of calculating certain non-IFRS measures because the charges do not reflect our core operating performance. These adjustments facilitate a useful evaluation of our core operating performance and comparisons to past operating results and provide investors with additional means to evaluate expense trends. These non-IFRS financial measures exclude share-based compensation, interest expense, income tax, depreciation and amortization, change in fair value of financial liabilities associated with outstanding earnout shares, earn-in shares and warrants associated with the merger of Poema, battery upgrade initiative, battery swapping service rebate, and impairment charges. The Company uses these non-IFRS Exhibit 99.1 7 financial measures internally in analyzing its financial results and believes that these non-IFRS financial measures are useful to investors as an additional tool to evaluate ongoing operating results and trends. In addition, these measures are the primary indicators management uses as a basis for its planning and forecasting for future periods. Non-IFRS financial measures are not meant to be considered in isolation or as a substitute for comparable IFRS financial measures. Non-IFRS financial measures are subject to limitations and should be read only in conjunction with the Company's condensed consolidated financial statements prepared in accordance with IFRS. Non-IFRS financial measures do not have any standardized meaning and are therefore unlikely to be comparable to similarly titled measures presented by other companies. A description of these non-IFRS financial measures has been provided above and a reconciliation of the Company’s non- IFRS financial measures to their most directly comparable IFRS measures have been provided in the financial statement tables included in this press release, and investors are encouraged to review these reconciliations. Gogoro Media Contact: Gogoro Investor Contact: press@gogoro.com ir@gogoro.com 8

Exhibit 99.1

GOGORO INC.
Condensed Consolidated Balance Sheets
(unaudited)
(in thousands of U.S. dollars)

	June 30, 2025	December 31, 2024
ASSETS		
Current assets:		
Cash and cash equivalents	$ 92,026	$ 117,148
Trade receivables	20,295	16,977
Inventories [2]	43,301	44,972
Other assets, current [3]	68,175	23,727
Total current assets	223,797	202,824
Property, plant and equipment [2]	475,055	438,255
Right-of-use assets	32,247	35,303
Investments accounted for using equity method	16,011	16,117
Other assets, non-current	8,355	7,928
Total assets	$ 755,465	$ 700,427
LIABILITIES AND EQUITY		
Current liabilities:		
Borrowings, current	$ 114,274	$ 103,018
Financial liabilities at fair value through profit or loss	819	2,654
Notes and trade payables	24,432	29,351
Contract liabilities, current	15,403	11,869
Lease liabilities, current	15,941	9,446
Financial liabilities at amortized cost, current [4]	5,000	24,586
Provisions, current	4,876	4,240
Other liabilities, current	40,322	40,465
Total current liabilities	221,067	225,629
Borrowings, non-current	329,184	253,750
Lease liabilities, non-current	17,273	26,966
Financial liabilities at amortized cost, non-current [4]	20,000	—
Provisions, non-current	1,661	1,419
Other liabilities, non-current	14,446	16,123
Total liabilities	603,631	523,887
Total equity	151,834	176,540
Total liabilities and equity	$ 755,465	$ 700,427
Inventories:		
Raw materials	$ 27,748	$ 23,337
Semi-finished goods	3,546	2,667
Merchandise	12,007	18,968
Total inventories	$ 43,301	$ 44,972

[2] On June 30, 2025 and December 31, 2024, the Company classified $22.3 million and $27.7 million, respectively of undeployed battery packs and related battery cells in property, plant and equipment based on the Company's deployment plan for the next 12 months.

[3] During the second quarter ended June 30, 2025, the Company drew down NT$2.0 billion (approximately $68.3 million). Of this amount, NT$1.4 billion (approximately $46.4 million) was placed in a term deposit with an original maturity of more than 90 days. In accordance with IFRS, the deposit has been classified as Other Current Assets on the condensed consolidated balance sheet as of June 30, 2025.

[4] As of June 30, 2025, the $20.0 million put options previously classified under current financial liabilities at amortized cost was reclassified to non-current financial liabilities, as the Company has met contractual requirements that result in a right to defer settlement beyond 12 months from the reporting date.

9

Exhibit 99.1

GOGORO INC.
Condensed Consolidated Statements of Comprehensive Loss

(unaudited)

(in thousands of U.S. dollars, except net loss per share)

	Three Months Ended June 30,		Six Months Ended June 30,	
	2025	2024	2025	2024
Operating revenues	$ 65,813	$ 80,944	$ 129,434	$ 150,655
Cost of revenues	65,591	76,772	126,106	142,010
Gross profit	222	4,172	3,328	8,645
Operating expenses:				
Sales and marketing	8,109	11,687	15,487	22,268
General and administrative	7,317	8,573	13,980	17,942
Research and development	6,399	8,459	12,385	17,825
Other operating expense	1,867	54	2,054	508
Total operating expenses	23,692	28,773	43,906	58,543
Loss from operations	(23,470)	(24,601)	(40,578)	(49,898)
Non-operating income and expenses:				
Interest expense, net	(3,117)	(2,516)	(6,067)	(5,244)
Other income, net	265	1,313	1,423	3,729
Change in fair value of financial liabilities	52	6,352	1,835	19,550
Share of loss of investments accounted for using equity method	(257)	(603)	(1,702)	(1,319)
Total non-operating (expense) income	(3,057)	4,546	(4,511)	16,716
Net loss	(26,527)	(20,055)	(45,089)	(33,182)
Other comprehensive loss:				
Exchange differences on translation	19,075	(2,707)	16,972	(11,026)
Total comprehensive loss	$ (7,452)	$ (22,762)	$ (28,117)	$ (44,208)
Basic and diluted net loss per share	$ (0.09)	$ (0.08)	$ (0.15)	$ (0.14)
Shares used in computing basic and diluted net loss per share	295,244	246,535	294,864	241,238

	Three Months Ended June 30,		Six Months Ended June 30,	
Operating revenues:	2025	2024	2025	2024
Sales of hardware and others	$ 28,190	$ 46,282	$ 57,338	$ 83,540
Battery swapping service	37,623	34,662	72,096	67,115
Total	$ 65,813	$ 80,944	$ 129,434	$ 150,655

	Three Months Ended June 30,		Six Months Ended June 30,	
Share-based compensation:	2025	2024	2025	2024
Cost of revenues	$ 57	$ 320	$ 160	$ 602
Sales and marketing	109	505	279	954
General and administrative	326	2,136	815	3,809
Research and development	194	1,080	515	2,054
Total	$ 686	$ 4,041	$ 1,769	$ 7,419

10

Exhibit 99.1

GOGORO INC.
Condensed Consolidated Statements of Cash Flows
(unaudited)
(in thousands of U.S. dollars)

	Six Months Ended June 30,	
	2025	2024
Operating activities		
Net loss	$ (45,089)	$ (33,182)
Adjustments for:		
Depreciation and amortization	45,193	50,050
Impairment losses associated with facilities, inventories and receivables	96	1,920
Share of loss of investments accounted for using equity method	1,702	1,319
Change in fair value of financial liabilities	(1,835)	(19,550)
Interest expense, net	6,067	5,244
Share-based compensation	1,769	7,419
Loss on disposal of property and equipment, net [5]	10,441	4,444
Recognition of provisions	951	66
Changes in operating assets and liabilities:		
Trade receivables	(3,727)	(3,754)
Inventories	8,212	(2,677)
Other current assets [5]	387	1,323
Notes and trade payables	(4,919)	(2,303)
Contract liabilities	2,838	8,401
Other liabilities	(284)	(6,554)
Provisions	(1,187)	(2,081)
Cash generated from operations	20,615	10,085
Interest expense paid, net	(5,441)	(5,331)
Net cash generated from operating activities	15,174	4,754
Investing activities		
Payments for property, plant and equipment, net	(33,881)	(45,139)
Increase in refundable deposits	(645)	(442)
Payments of intangible assets, net	(70)	(62)
Increase in other financial assets	(49,118)	(286)
Net cash used in investing activities	(83,714)	(45,929)
Financing activities		
Proceeds from borrowings	78,425	33,826
Repayments of borrowings	(34,646)	(29,778)
Proceeds from issuance of shares	—	75,000
Guarantee deposits received (refund)	114	(167)
Repayment of the principal portion of lease liabilities	(6,248)	(6,415)
Net cash generated from financing activities	37,645	72,466
Effect of exchange rate changes on cash and cash equivalents	5,773	(8,290)
Net (decrease) increase in cash and cash equivalents	(25,122)	23,001
Cash and cash equivalents at the beginning of the period	117,148	173,885
Cash and cash equivalents at the end of the period	$ 92,026	$ 196,886

[5] The Company identified that an amount of $3.9 million, related to the disposal of PCBA board resulting from battery upgrade initiatives which was previously classified as changes in other current assets, but has been reclassified to loss on disposal of property and equipment all within operating activities, in the comparative period for the six months ended June 30, 2024. This reclassification had no impact on the net cash generated from operating activities, net change in cash and cash equivalents or on the Company's condensed consolidated statements of balance sheets, comprehensive income, or equity.

11

GOGORO INC. Condensed Consolidated Statements of Changes in Equity (unaudited) (in thousands of U.S. dollars) Ordinary Shares Capital Surplus Accumulated Deficits Exchange Difference on Translation Total Equity Balance as of December 31, 2024 $ 29 $ 734,460 $ (548,732) $ (9,217) $ 176,540 Net loss for the six months ended June 30, 2025 ... — — (45,089) — (45,089) Other comprehensive loss ...................................... — — — 16,972 16,972 Changes in percentage of ownership interest in investments accounted for using equity method .... — 1,642 — — 1,642 Shared-based compensation ................................... — 1,769 — — 1,769 Balance as of June 30, 2025 $ 29 $ 737,871 $ (593,821) $ 7,755 $ 151,834 Exhibit 99.1 12

Exhibit 99.1

GOGORO INC.
Reconciliation of IFRS Financial Metrics to Non-IFRS

(unaudited)
(in thousands of U.S. dollars)

	Three Months Ended June 30,			2024		
	2025			2024		
Operating revenues:	IFRS revenue	FX effect	Revenue excluding FX effect	IFRS revenue	IFRS revenue YoY change %	Revenue excluding FX effect YoY change %
Sales of hardware and others	$ 28,190	$ (1,274)	$ 26,916	$ 46,282	(39.1)%	(41.8)%
Battery swapping service	37,623	(1,845)	35,778	34,662	8.5 %	3.2 %
Total	$ 65,813	$ (3,119)	$ 62,694	$ 80,944	(18.7)%	(22.5)%

	Six Months Ended June 30,					
	2025			2024		
Operating revenues:	IFRS revenue	FX effect	Revenue excluding FX effect	IFRS revenue	IFRS revenue YoY change %	Revenue excluding FX effect YoY change %
Sales of hardware and others	$ 57,338	$ 77	$ 57,415	$ 83,540	(31.4)%	(31.3)%
Battery swapping service	72,096	(259)	71,837	67,115	7.4 %	7.0 %
Total	$ 129,434	$ (182)	$ 129,252	$ 150,655	(14.1)%	(14.2)%

	Three Months Ended June 30,				Six Months Ended June 30,			
	2025		2024		2025		2024	
Gross profit and gross margin	$ 222	0.3 %	$ 4,172	5.2%	$ 3,328	2.6 %	$ 8,645	5.7%
Share-based compensation	57		320		160		602	
Battery upgrade initiatives [6]	10,940		6,450		19,287		10,560	
Battery swapping service rebate	—		—		—		1,661	
Non-IFRS gross profit and gross margin	$ 11,219	17.0 %	$ 10,942	13.5%	$ 22,775	17.6 %	$ 21,468	14.2%

	Three Months Ended June 30,		Six Months Ended June 30,	
	2025	2024	2025	2024
Net loss	$ (26,527)	$ (20,055)	$ (45,089)	$ (33,182)
Share-based compensation	686	4,041	1,769	7,419
Change in fair value of financial liabilities	(52)	(6,352)	(1,835)	(19,550)
Battery upgrade initiatives [6]	10,940	6,450	19,287	10,560
Battery swapping service rebate	—	—	—	1,661
Impairment charges [7]	1,406	—	1,406	—
Non-IFRS net loss	$ (13,547)	$ (15,916)	$ (24,462)	$ (33,092)

	Three Months Ended June 30,		Six Months Ended June 30,	
	2025	2024	2025	2024
Net loss	$ (26,527)	$ (20,055)	$ (45,089)	$ (33,182)
Interest expense, net	3,117	2,516	6,067	5,244
Depreciation and amortization	22,908	25,370	45,193	50,050
EBITDA	(502)	7,831	6,171	22,112
Share-based compensation	686	4,041	1,769	7,419
Change in fair value of financial liabilities	(52)	(6,352)	(1,835)	(19,550)
Battery upgrade initiatives [6]	10,940	6,450	19,287	10,560
Battery swapping service rebate	—	—	—	1,661
Impairment charges [7]	1,406	—	1,406	—
Adjusted EBITDA	$ 12,478	$ 11,970	$ 26,798	$ 22,202

[6] The three months ended June 30, 2024 battery upgrade initiatives amount includes retrieval and other attributable costs which previously were not reported in our unaudited Reconciliations of IFRS Financial Metrics to Non-IFRS tables in the second quarter of 2024.
[7] In the second quarter of 2025, the Company recognized an impairment loss related to a foreign subsidiary asset, based on updated information and assessments that met the impairment trigger as a result of recalibrating Gogoro's international business.

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